UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

VULCAN MATERIALS COMPANY

(Name of Issuer)

Common Stock

(Title of Class of Securities)

929160109

(CUSIP Number)

Not Applicable

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 929160109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Regions Financial Corporation No. 63-0589368
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 4,082,192 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 4,074,058

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,520,363
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.10%
12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 929160109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Regions Bank No. 63-0371391
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 4,082,192 6. Shared Voting Power -0- 7. Sole Dispositive Power 1,964,982 8. Shared Dispositive Power 2,109,076

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,520,363
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.10%
12.	Type of Reporting Person (See Instructions) BK

AMENDMENT NO. 2

TO

STATEMENT ON

SCHEDULE 13G

FILED WITH THE

SECURITIES AND EXCHANGE COMMISSION

ON BEHALF OF

REGIONS FINANCIAL CORPORATION

AND

REGIONS BANK

Report for the Calendar Year Ended December 31, 2008

Item 1(a)	Name of Issuer:

Vulcan Materials Company

Item 1(b)	Address of Issuer’s Principal Executive Offices:

P.O. Box 385014
Birmingham, Alabama 35238-5014

Item 2(a)	Name of Persons Filing:

Regions Financial Corporation Regions Bank

Item 2(b)	Address of Principal Business Office or, if none, Residence:

Regions Financial Corporation 1900 Fifth Avenue North Birmingham, Alabama 35203

Regions Bank 1900 Fifth Avenue North Birmingham, Alabama 35203

Item 2(c)	Citizenship:

Regions Financial Corporation is a Delaware corporation. Regions Bank is a bank organized under the laws of the State of Alabama.

Item 2(d)	Title of Class of Securities:

Common stock

Item 2(e)	CUSIP Number: 929160109

Item 3        If this Statement is filed pursuant to Rules 13d-1(b) or 13d- 2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)

(b)	☒	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4	Ownership

	(a) Amount Beneficially Owned:
	Regions Financial Corporation:	4,520,363
	Regions Bank:	4,520,363

	(b) Percent of Class:
	Regions Financial Corporation:	4.10%
	Regions Bank:	4.10%

	(c) Number of shares as to which the person has:

	(i) sole power to vote or to direct the vote:

	Regions Financial Corporation:	0
	Regions Bank:	4,082,192

	(ii) shared power to vote or to direct the vote:

Regions Financial Corporation:	4,082,192
Regions Bank:	0

(iii)  sole power to dispose or to direct the disposition of:

Regions Financial Corporation:	0
Regions Bank:	1,964,982

(iv)  shared power to dispose or to direct the disposition of:

Regions Financial Corporation:	4,074,058
Regions Bank:	2,109,076

Pursuant to Rule 13d-4, it is hereby declared that the filing of this Statement shall not be construed as an admission that Regions Financial Corporation or Regions Bank is, for the purpose of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

All of the shares covered by this Statement are held by trusts and estates of which Regions Financial Corporation’s subsidiary, Regions Bank, is a fiduciary. No single one of these trusts and estates holds as much as five percent of the class. Generally, under the terms of the instrument establishing each such trust or estate, dividends on and proceeds from the sale of securities held by the trust or estate are paid to it, with distribution of any such amounts to beneficiaries thereof being made from the trust or estate pursuant to the terms of the governing instrument.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlled Person

See Exhibit 1.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 9, 2009
Date REGIONS FINANCIAL CORPORATION

By:	/s/ Carl L. Gorday
Signature

Carl L. Gorday Assistant General Counsel and Assistant Secretary
Name/Title

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 9, 2009
Date REGIONS BANK

By:	/s/ Carl L. Gorday
Signature

Carl L. Gorday Assistant General Counsel and Assistant Secretary
Name/Title

EXHIBIT 1

TO

AMENDMENT NO. 2

TO

STATEMENT ON

SCHEDULE 13G

FILED WITH THE

SECURITIES AND EXCHANGE COMMISSION

ON BEHALF OF

REGIONS FINANCIAL CORPORATION

AND

REGIONS BANK

Report for the Calendar Year Ended December 31, 2008

The securities covered by this Statement are held in a fiduciary capacity by the following subsidiary of Regions Financial Corporation, which is a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, and classified in Item 3(b) of Schedule 13G:

Regions Bank

EXHIBIT 2

TO

AMENDMENT NO. 2

TO

STATEMENT ON

SCHEDULE 13G

FILED WITH THE

SECURITIES AND EXCHANGE COMMISSION

ON BEHALF OF

REGIONS FINANCIAL CORPORATION

AND

REGIONS BANK

Report for the Calendar Year Ended December 31, 2008

The undersigned, Regions Financial Corporation and Regions Bank, hereby agree that the foregoing Statement on Schedule 13G is filed on behalf of each of them.

REGIONS FINANCIAL CORPORATION

By:	/s/ Carl L. Gorday
Carl L. Gorday, Assistant General Counsel and Assistant Secretary

REGIONS BANK

By:	/s/ Carl L. Gorday Carl L. Gorday, Assistant General Counsel and Assistant Secretary